Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratios

(In thousands)

	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Earnings to fixed charges ratio:
Income from continuing operations	$7,739	$6,094	$12,885	$10,460
Additions:
Fixed charges
Interest expense	17,097	16,785	34,223	33,623
Capitalized interest	81	349	164	692

	17,178	17,134	34,387	34,315
Deductions:
Capitalized interest	(81)	(349)	(164)	(692)
Net income attributable to noncontrolling interests	(34)	(27)	(57)	(76)

Adjusted earnings	$24,802	$22,852	$47,051	$44,007

Fixed charges (from above)	$17,178	$17,134	$34,387	$34,315
Ratio of Earnings to Fixed Charges	1.44	1.33	1.37	1.28

	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Debt service coverage ratio:
Net income attributable to the controlling interests	$6,522	$14,994	$11,187	$20,210
Additions:
Interest expense	17,097	17,013	34,223	34,078
Real estate depreciation and amortization	25,459	23,669	50,708	47,277
Real estate impairment	—	—	599	—
Income tax expense	1,173	—	1,173	—
Non-real estate depreciation	248	274	516	546

	43,977	40,956	87,219	81,901
Deductions:
Loss on extinguishment of debt	—	—	—	42
Gain on sale of real estate	—	(7,942)	—	(7,942)

Adjusted EBITDA	$50,499	$48,008	$98,406	$94,211
Debt service
Interest expense	$17,097	$17,013	$34,223	$34,078
Principal amortization	1,042	1,082	2,047	2,190

	$18,139	$18,095	$36,270	$36,268
Debt service coverage ratio	2.78	2.65	2.71	2.60